April 16, 2013

Larry L. Greene, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:                          Pathway Energy Infrastructure Fund, Inc.

File Numbers 333-186877 and 811-22807

Dear Mr. Greene:

On behalf of Pathway Energy Infrastructure Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund in a letter dated March 28, 2013, regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-186877 and 811-22807) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.  Changes to the Registration Statement discussed below are reflected in Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), filed concurrently herewith.

General

1.                                      Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement.  In this connection indicate whether FINRA has reviewed the payment of selling commissions, dealer manager fees, reimbursements for bona fide accountable due diligence expenses, and the reimbursement of up to 5% of the gross offering proceeds to the Adviser for offering and organization cost as discussed under the caption “Plan of Distribution.”  Indicate also whether FINRA aggregated such payments and other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

Response: The Fund advises the Staff on a supplemental basis that the Fund has submitted the Registration Statement, including the proposed distribution terms and arrangements of the proposed offering contemplated thereby, for review by FINRA.  While the FINRA review process remains ongoing, the Fund confirms that it will not request accelerated effectiveness of the Registration Statement until FINRA has completed its review and issued a “no objections” letter related thereto. As a registered closed-end fund, the Fund’s offering will be reviewed under the Corporate Financing Rules of FINRA, specifically FINRA Rule 5110, which generally covers items such as reimbursements for due diligence expenses, organizational expenses, offering expenses and other expenses incurred.

2.                                      The Risk Factors section of the prospectus discloses that the Fund may enter into total return swaps and other derivative transactions.  Please summarize in the strategy section, and disclose all material derivative investments in the prospectus.  In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).  Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

Response: The Fund has revised the disclosure set forth in the “Prospectus Summary — Risk Factors” section of the Prospectus in response to the Staff’s comment. The Fund advises the Staff that it is not currently a party to any total return swaps or derivative contracts, and has no current intention of entering into such transactions but may do so in the future. As a result, the Fund cannot specifically determine how such transactions will be employed in connection with the Fund’s investment strategy. To the extent the Fund enters into such transactions in the future, it will include more specific disclosure regarding the relevant risks, including counterparty risk.

3.                                      Explain to the staff whether the Fund will file post-effective amendments in order to sell securities off the shelf or whether you propose to file supplements pursuant to Rule 497 under the Securities Act.  If the latter, advise the staff how the legal opinion and financial statements will be updated.

Response: The Fund advises the Staff on a supplemental basis that it intends to file post-effective amendments to the Registration Statement consistent with the undertakings found in Item 512(a) of Regulation S-K, including in the event of a fundamental change to the information found in the Registration Statement or when required to do so pursuant to Section 10(a)(3) under the Securities Act, and to otherwise file a prospectus supplement or amended statement of additional information (“SAI”) from time to time when necessary to reflect a material change in the disclosure included therein, including in the event new financial statements become available.  In addition, the Fund notes that it intends to conduct a continuous offering pursuant to Rule 415(a)(1)(ix) of the Securities Act, rather than offering securities on a delayed or continuous basis pursuant to a “shelf” registration statement under Rule 415(a)(1)(x).  As a result, the validity opinion filed prior to effectiveness of the Registration Statement pertaining to the due authorization and valid issuance of the shares offered thereby will not contain the type of qualifications typically included in similar opinions issued in connection with “shelf” registration statements.  The Fund therefore will not file updated opinions in connection with each periodic closing.  In addition, the Fund confirms that it will file as an exhibit to the Registration Statement, via post-effective amendment thereto, a consent from the Fund’s independent registered public accounting firm in the event the Fund amends its SAI to include new audited financial statements.

4.                                      Revise the “Risk Factors” disclosure to include the following bullet points.  These bullets should also be placed in the subscription agreement immediately above the signature line.

•                                          Unlike most closed-end investment companies, the Fund’s shares will not be listed on any securities exchange for at least six years from the date of this prospectus.

•                                          Unlike an investor in most closed-end investment companies, you should not expect to be able to sell your shares regardless of how the Fund performs.

•                                          If you are able to sell your shares to a third party, you will likely receive less than your purchase price and the current net asset value per share.

•                                          Although the Fund expects to implement a share repurchase program, it may be discontinued at any time and only a limited number of shares will be eligible for repurchase.  See “Share Repurchase Program.”

•                                          If you may need access to the money you invest, the Fund’s shares are not a suitable investment because you will not have access to the money you invest for an indefinite time.  See “Liquidity Strategy.”

•                                          Distributions may be funded from the capital you invest, or from borrowings, if the Fund does not have sufficient earnings.  Any invested capital that is returned to you will be reduced by the Fund’s fees and expenses, as well as the sales load.

•                                          Even if the Fund does eventually list its shares, shares of closed-end funds frequently trade at a discount from net asset value and this creates a risk of loss for investors who purchase shares at the offering price.  This risk is separate and distinct from the risk that the Fund’s net asset value will decrease.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment and will make corresponding revisions to the subscription agreement.

5.                                      Please inform the staff whether the Board will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies.  See Investment Company Act Release No. 26299; “Compliance Programs of Investment Companies and Investment Advisers” (December 17, 2003).  The Release states that Rule 38a-1 under the 1940 Act requires funds to provide a methodology or methodologies by which the fund determines the current fair value of the portfolio security, and to “regularly review the appropriateness and accuracy of the method used in valuing securities, and make any necessary adjustments.”

Response: The Fund confirms that the audit committee of the Fund’s Board of Directors generally will oversee the appointment of any third party pricing service and will periodically evaluate the performance and methodologies of any such pricing service.

Prospectus Cover

6.                                      Revise the following sentence as indicated in the last sentence below: “We expect to seek to achieve our investment objective by investing, under normal circumstances, at least 80% of our total assets, or net assets plus borrowings, in securities of companies that are focused on the energy and related . . .” Change “or” to “that is” and “focused on” to a term that clearly indicates that energy is the primary business focus of its portfolio companies.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

7.                                      Change the last sentence in the paragraph to indicate that the 60 day notice will be a “written” notice.  Conform similar statements of this policy.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

8.                                      The third paragraph mentions the escrow account into which subscription payments are deposited.  Include the name and address of the subscription agent, along with the other third party service providers, near the outside back cover of the prospectus.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

9.                                      This paragraph also indicates that the Fund has chosen to make a best efforts offering and that it will break escrow upon raising $2 million.  Please advise the staff why the Fund has chosen to make a “best efforts” offering.  Also, would the Fund actually break escrow after raising only $2 million?  If so, please disclose prominently that, were the Fund to proceed in this manner, expenses would be much greater.  In addition, please explain the impact, if any, on the fee table.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. The Fund advises the Staff on a supplemental basis that it has increased the minimum offering requirement to $2.5 million and it intends to break escrow upon meeting such requirement. In addition, the Fund advises the Staff on a supplemental basis that it has chosen to make a “best efforts” offering because of the distribution channel through which it intends to offer and distribute its shares. Specifically, the Fund intends, through its dealer manager, Behringer Securities LP (“Behringer”), to offer and distribute its shares to investors through independent broker-dealers in a continuous offering in the direct participation program channel. Behringer has specific expertise in this capital channel, and since 2003 has served as dealer manager for numerous “best efforts,” direct participation, continuous offerings that have raised capital in excess of $5 billion. In addition, the Fund notes that executives of Behringer have extensive experience in offerings conducted by registered closed-end funds, business development companies and real estate investment trusts. The Fund further advises the Staff on a supplemental basis that the Fund will only be required to reimburse expenses incurred in connection with the offering and distribution of its shares contemplated in the Registration Statement up to a maximum of 5% of the proceeds raised in such offering. As a result, the Fund believes that the revised amounts set forth in footnote 3 to the pricing table set forth on the cover page of the Prospectus accurately reflect the estimated expenses the Fund, and in turn its investors, would be subject to if the Fund were to break escrow after raising only the minimum amount, or $2.5 million, required in order to commence operations.

10.                               Add disclosure to the effect that the Fund will provide current net asset value information regardless of price declines.  In addition, provide a cross reference to the discussion captioned “Risks Related to an Investment in Our Shares” on page 38 regarding changes in the Fund’s net asset values.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

11.                               Make the following indicated changes to the disclosure in the fifth paragraph: “Our shares will not be publicly traded and you ~~should not expect to~~ will not be able to sell your shares regardless of how we perform.  If you are able to sell your shares, you will likely receive less than your purchase price.  Our shares are not ~~currently~~ listed on any securities exchange, and we do not expect a secondary market in the shares to develop in the foreseeable future, if ever.”  Fund shares are not listed and there should not be a suggestion that listing will occur.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

12.                               Disclosure in this paragraph indicates that Fund shares may be acquired by participants in wrap accounts maintained by investment dealers.  Please explain how a wrap program would work.  If there may be any affiliation between the Fund’s adviser and any wrap account provider, add appropriate disclosure.

Response:  The Fund advises the Staff on a supplemental basis that a “wrap account” typically represents a pooled investment vehicle that holds sufficient assets to be eligible to invest in Class I shares.  Such wrap accounts are generally established by unaffiliated broker-dealers, and the Fund’s investment adviser does not intend to create any wrap accounts, and does not believe that any of its affiliates are or will be wrap account providers.

13.                               Revise the following sentences as indicated: “Accordingly, you should consider that you may not have access to the money you invest until we complete a liquidity event, which may not occur for at least three years following the completion of this offering, if at all. . .  As a result of the foregoing, an investment in our shares is not suitable for investors that require liquidity before at least 2019.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

14.                               Make the following indicated changes to the next paragraph: “Investing in our shares ~~may be~~ is considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment.  Shares of publicly traded closed-end investment companies frequently trade at a discount to their net asset value.  If our shares ever trade, they may trade at a discount to net asset value.  If our shares ever begin trading publicly and trade at a discount to our net asset value, it ~~may~~ will increase the risk of loss for purchasers in this offering.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

15.                               Revise the prominent statement appearing just before the pricing table, the substance of which is required by Rule 481(b)(1) under the Securities Act to reflect the changes brought about by the National Securities Markets Improvement Act of 1996.  With respect to this statement do not include this disclosure with disclosure related to the pricing table, and confirm that the disclosure will appear on the outside front cover page of the prospectus.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment and confirms that the disclosure will appear on the outside front cover page of the prospectus.

16.                               Footnote 2 to the pricing table and other disclosure in the filing, including the fee table; discuss the Fund’s three classes: Class R, Class RIA and Class I.  We note that the fee table on page 19 does not show a multi-class structure.  There is no disclosure in the document regarding the Fund having obtained an order exempting it from applicable provisions of the 1940 Act in order to operate in this manner.  Section 18(f)(2) of the 1940 Act and Rule 18f-2, thereunder, which permit multiple classes, only apply to open-end funds.  The Fund should either remove the disclosure or explain the basis for the belief that it may proceed in this manner.

Response: The Fund advises the Staff on a supplemental basis that each of the three separate classes of the Fund’s common stock has identical rights with respect to voting, distribution of assets and the payment of dividends. Specifically, the classes are intended solely to clarify for potential investors the different sales loads that may be charged for an investment in the Fund, depending on the nature of the investor involved. The Fund notes that it could likewise charge different sales loads for different classes of investors, even if it had only a single class of common stock. The Fund therefore believes that none of the three separate classes of its common stock should be viewed as a “senior security” within the meaning set forth in Section 18(g) under the 1940 Act, and that its use of three separate classes of common stock is consistent with both the plain language and the spirit of Section 18(c) under the 1940 Act. The Fund believes that such an analysis is consistent with the Staff’s recent consideration of a similar multi-class structure in connection with a proposed continuous offering by Priority Senior Secured Income Fund, Inc.

17.                               Do the amounts referenced in footnotes 2 and 3 to the pricing table include all expenses of issuance and distribution?  If not, please include in the footnotes to the pricing table all information required by Instruction 6 to Item 1.g. of Form N-2.  The footnotes should reflect the dilution expected to result from the offering.  Other reductions to offering proceeds are discussed in the filing, e.g., the discussion sub-captioned “Compensation of Dealer Manager and Selected Broker-Dealers” discloses the following: “In addition to the payment of selling commissions and the dealer manager fee, we reimburse the dealer manager and selected broker-dealers for bona fide accountable due diligence expenses ...”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

18.                               State that the Fund’s reimbursement to affiliates of organizational and offering costs will be limited to organizational and offering costs actually incurred.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

19.                               Add disclosure to the effect that the Fund’s fair value policies and procedures are in writing, and in accordance with §2(a) (41) of the 1940 Act.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

PROSPECTUS

Prospectus Summary:

Pathway Energy Infrastructure Fund, Inc. - Page 1

20.                               Disclosure in the second paragraph states:

“We intend to primarily invest in debt securities in Energy companies that we believe have, or are connected to, a strong infrastructure and/or underlying asset base so as to enhance collateral coverage and downside protection for our investments.  We may also make select equity investments in certain Energy companies meeting our investment objective of generating current income and, to a lesser extent, long-term capital appreciation.”

Later disclosure on this topic on page 67 states that:

“While the structure of our investments vary, we invest primarily in secured and unsecured senior and subordinated loans, generally referred to as mezzanine loans, which may include equity interests such as net profit interests, overriding royalties, warrants or options received in connection with these loans, and dividend-paying equity securities, such as common and preferred stock, limited partnership units (common, subordinated and general partner), and convertible securities, of target energy and industrial companies.”

The statements conflict and should be reconciled.  Similar statements elsewhere in the filing as to the investments the Fund will make “primarily” should be conformed.

With respect to the Fund’s debt investments, disclose whether such investments may be rated below investment grade or deemed equivalent and any limitations applicable to such investments.  If applicable, disclose such investments that are rated below investment grade (commonly referred to as “high yield” securities, “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal, and that because of the risks associated with investing in high yield securities an investment in the Fund should be considered speculative.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that the disclosure in the first above-referenced paragraph is intended to describe the types of portfolio companies in which the Fund intends to invest, while the subsequent above-referenced paragraph is intended to describe the specific types of instruments in which the Fund intends to invest.

21.                               Disclosure in this paragraph states that: “Our primary area of focus will be the upstream, midstream, downstream, service and equipment and power sub-sectors of the energy industry . . .”  Disclosure on page SAI-9 in the SAI indicates that the Fund does not have any fundamental policies with respect to the concentration of its investments  in a particular industry or group of industries.  Clearly the Fund intends to concentrate in an energy industry or industries and should reconcile these statements of policy accordingly.

Response: The Fund advises the Staff on a supplemental basis that its investment strategy of concentrating on companies in the energy industry is not intended to be a fundamental policy. Specifically, the Fund includes disclosure throughout the Prospectus clarifying that such policy may be changed with at least 60 days prior written notice to its stockholders and a corresponding change in its name.

22.                               Revise the initial sentence of the second paragraph as indicated: “Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

About Our Adviser - Page 3

23.                               The last sentence of the first paragraph sets forth the name, structure, and strategy of the Priority Senior Secured Income Fund, a fund that is not yet effective, and notes that the Fund’s Adviser’s professionals also manage that fund.  Delete this information.

Response: The Fund advises the Staff on a supplemental basis that it expects the Priority Senior Secured Income Fund to commence selling efforts, and most likely break escrow, prior to effectiveness of the Registration Statement.  As the Fund believes that such information would be material to investors in the Fund, the Fund has determined not to remove the above-referenced disclosure from the Prospectus.

24.                               Disclosure at the top of the page states that:  “All investment decisions will be made by our Adviser’s professionals.” Because the adviser has no employees, other than such professionals as are made available to it pursuant to an agreement with Prospect Capital Management and others, the cited characterization appears to overstate the facts.  Please adjust this and similar references throughout the filing.

Response: The Fund advises the Staff on a supplemental basis that it has opted to refer to the investment professionals working on behalf of the Fund as the “Adviser’s professionals” to avoid suggesting that the full investing resources of the much broader Prospect Capital Management LLC platform will be available to the Fund.  Instead, only those professionals specifically utilized by the Adviser, who have been disclosed in the Registration Statement, will be advising the Fund with respect to its investment decisions.  The Fund therefore believes the current disclosure accurately reflects the scope of professionals who will be advising the Fund, without potentially misleading investors as to the investing resources that the Adviser has available to it.  The Fund also notes that such disclosure is consistent with the approach taken by other public funds associated with large investment platforms, including Ares Capital Corporation and Apollo Investment Corporation.

Risk Factors

25.                               The term “eligible investors” appears at the end of the fifth bullet and twice more in the filing in repeated statements of the same sentence.  The statement is not defined in the filing.  If eligibility requires more than meeting the minimum investment amounts please disclose the requirements.

Response: The Fund has removed the above-referenced disclosure in response to the Staff’s comment.

26.                               Disclosure in the sixth bullet states that: “Our investment strategy is to invest, under normal circumstances, at least 80% of our assets in securities of Energy companies, with an emphasis on current income.”  Because the Fund’s principal objective is current income, the sentence may be viewed as understating its importance.  Please adjust this disclosure.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

27.                               The second bullet notes certain advisory incentives, including the adviser’s incentive fee and the leverage included in the base management fee that may not be in the best interest of the Fund.  Revise the disclosure to indicate that these incentives create an inherent conflict.  In this connection, add disclosure regarding the conflict of interest arising from the catch-up provision discussed on page 23.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. The Fund advises the Staff on a supplemental basis that it believes risks presented by the catch-up provision are addressed in the above-referenced discussion of risks generally related to the adviser’s incentive fee.

28.                               Disclosure in the first paragraph states that: “However, we will be permitted to, and may, co-invest in syndicated investments and secondary market investments where price is the only negotiated point.”  In this connection confirm that the Fund will meet and abide by the principals and conditions set forth in the applicable no-action letters.  See Massachusetts Mutual Life Insurance Company, SEC No-action Letter (Pub. Avail. June 7, 2000).

Response: The Fund confirms that it will meet and abide by the principals and conditions set forth in no-action letters applicable to co-investments.

29.                               Revise the following sentence in the next paragraph to clearly indicate that preferred shares will not be issued during the first year of operations: “We do not intend to issue preferred shares in the 12 months following effectiveness of the registration statement, of which this prospectus forms a part, or, thereafter, until after the proceeds of this offering are substantially invested in accordance with our investment objective.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

30.                               Disclosure in the last paragraph on the page states that:  “We intend to pursue a liquidity event for our stockholders, such as a public listing of our shares, immediately following the completion of this offering, subject to then-current market conditions.”  Please identify the steps the Fund will take to achieve this immediately after the offering.  In addition, at an appropriate location, disclose the reasons why the board of directors determined that an exchange listing in connection with the commencement of operations was not in the best interest of the Fund.  The discussion should also include the factors the board considered in making this determination.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Market Opportunity - Page 9

31.                               Revise the first paragraph to clarify whether the 10,000 private companies and 1,000 public companies mentioned therein refer to investee companies or Fund competitors.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Efficient tax structure - Page 10

32.                               Disclosure in this paragraph states: “We expect to form wholly owned taxable subsidiaries to make or hold certain investments in non-traded limited partnerships.”  Similar disclosure appears on page 75.  Disclose the number, nature, domicile and operations of these wholly owned subsidiaries, including whether they and the Fund will prepare consolidated financial statements, the amount of Fund assets to be held by these entities, how the subsidiaries will be managed, and whether the subsidiaries will register under the 1940 Act or comply with applicable provisions of the Act as if they were registered investment companies.  Please explain whether the subsidiaries will engage in leverage techniques.  If so, explain how this activity, together with any other leverage engaged in by the Fund, will be done consistent with the requirements of §18 of the 1940 Act.

If wholly owned subsidiaries may be used for the purpose of securitizing Fund portfolio investments currently or in the future inform the staff of such intentions, disclose this in the summary and main body of the prospectus and disclose the principal risks associated with this activity.

We may have additional comments.

Response: The Fund advises the Staff on a supplemental basis that the subsidiaries described in the above-referenced disclosure would be formed solely for tax purposes in order to hold equity investments made by the Fund in pass-through tax vehicles such as limited partnerships or limited liability companies.  As a result, all of the outstanding securities of such subsidiaries, including both equity and debt, if any, would be held by the Fund.  Such subsidiaries would also be fully consolidated with the Fund, including for purposes of the asset coverage test set forth in Section 18 under the 1940 Act.  The Fund expects that any such subsidiaries would be structured in a manner consistent with the exemption from registration under the 1940 Act set forth in Section 3(c)(7) thereunder.

Use of Proceeds - Page 13

33.                               Disclosure at the end of the first paragraph states that: “If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objective or provide variation in our portfolio.”  Clarify the meaning of the underlined clause, e.g., if the clause means that the Fund may not be able to satisfy the diversification requirement under the Code, state that prospect more succinctly, and disclose any potential adverse consequences.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

34.                               Disclosure in the next paragraph states that: “We estimate that it will take up to three to six months for us to substantially invest the net proceeds from each closing . . .  However, we can offer no assurance that we will be able to achieve this goal.”  If the delay stretches beyond three months, describe the reasons for and consequences of the delay.  See Item 7.2 of Form N-2.  If the investment process is delayed more than six months will the Fund obtain shareholder consent to go beyond six months as required by Guide 1 to Form N-2?

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Fund advises the Staff on a supplemental basis that the types of investments the Fund intends to make, which will generally involve privately negotiated investments in non-public companies requiring extensive negotiations and due diligence efforts, are more similar in nature to those made by business development companies (“BDCs”) than other registered closed-end funds that acquire publicly-traded securities.  As a result, the Fund believes that it would be more appropriate to apply the standard for investment of offering proceeds applicable to BDCs under Guide 1 to Form N-2 to the Fund, which acknowledges the more complicated and time-consuming process for making investments in non-public companies.  In addition, while the Fund fully expects that it will be able to substantially invest the net proceeds of each closing within six months thereafter, the Fund does not believe it would be in the best interests of its stockholders to require the Fund to invest such proceeds in potentially less attractive portfolio securities, should more attractive options not be available at that time, merely to ensure that the Fund meets the six month period set forth in Guide 1.

Advisory Fees - Page 15

35.                               Please add disclosure to the effect that reimbursements pursuant to the “Administration Agreement” and the “Investor Services Agreement” will be overseen by the Board to ensure compliance with the 1940 Act.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

36.                               Information is provided under this caption regarding the adviser’s base management fee and incentive fee.  Two sub-captions later on page 15 in a discussion regarding conflicts of interest it is mentioned that the adviser also receives reimbursement of routine non-compensation overhead expenses in connection with the management of the Fund’s portfolio.  Fee disclosure as related to each of the Fund’s service providers should be set forth completely under an appropriate caption.

In addition, explain how an advisory fee based, in part, on “reimbursement of routine non-compensation overhead expenses” satisfies the requirement of §15(a)(l) of the 1940 Act that the advisory relationship be reflected in a written contract that precisely describes all compensation to be paid thereunder.  In addition, please specifically identify these expenses and explain why they are not obligations of the adviser under the investment adviser contract.

Response: The Fund has revised the above-referenced disclosure in reponse to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that, in view of the information provided to the board of directors regarding the nature and expected amount of expenses for which the adviser expects reimbursement and the inclusion of a maximum quarterly cap on such reimbursements, the board of directors is able to adequately evaluate the reasonableness of such reimbursements, as well as the overall compensation payable to the adviser under the investment advisory agreement, in accordance with the requirements of Section 15 of the 1940 Act. Further, the Fund expects the routine non-compensation overhead expenses referenced above to consist primarily of expenses related to office space, furnishings, supplies, equipment, communications equipment and services, and insurance. Such expenses will be allocated to the Fund pro rata based on the amount of time that the adviser’s representatives commit solely to the Fund and, as a result, are obligations of the Fund (subject to a quarterly cap, as noted above) and not the adviser under the investment advisory agreement.

Taxation - Page 18

37.                               With respect to this disclosure, if the majority of the Fund’s dividends will not be taxable at the favorable “qualified dividends” rate, so state, and explain the disadvantage.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. The Fund advises the Staff on a supplemental basis that the Fund’s tax structure as a regulated investment company (“RIC”) under Subchapter M of the Code provides a net benefit to stockholders in that RICs are not required to pay corporate level federal income taxes on any income or capital gains that they distribute to stockholders from their taxable earnings and profits.

FEES AND EXPENSES - Page 19

38.                               Revise the fee table consistent with the following:

i.                                         the table should reflect the fees and expenses applicable to each of the Fund’s  three classes,

ii.                                     the incentive fee line item refers to a 6% hurdle rate.  The discussion of the hurdle rate is referred to in the remainder of this document, including footnote 6 of this table, as the preferred return.  Reference to this concept should be the same throughout the filing,

iii.                                 the first sentence of footnote 1 assumes that the Fund’s average net assets during the period will equal one-half of the net offering proceeds, i.e., $750,000,000.  The offering is structured as best efforts minimum/maximum offering pursuant to which the Fund is offering $1,500 billion in common stock over a three year period, but will commence operations if the minimum amount of $2 million is raised by the end of the first year.  Arguably, the Fund may raise the minimum amount; whether it achieves the maximum amount is less certain.  Accordingly, this table, as well as other appropriate segments of this filing should be based on the Fund achieving the minimum $2 million amount sought in the offering,

iv.                                   Footnote 5 indicates that management fees as reflected in the table are calculated based on 2% of the value of the Fund’s average total assets.  Confirm that the entire table, including the management fee line item, is based on and computed as a percentage of average net assets, as the form requires,

v.                                       footnote 6 contains the following two inconsistent disclosures: “we anticipate that we may have net investment income that could result in the payment of a subordinated incentive fee to our Adviser” and “we have assumed that no subordinated incentive fee will be paid for purposes of this chart”.  Reconcile these disclosures and change the word “chart” to “table,” and

vi.                                   Footnote 8 makes reference to components of the Fund’s overhead expenses, including its reimbursement of routine non-compensation overhead expenses of the adviser as required by the advisory agreement.  Please ensure that any expense reimbursable to an affiliate is described with specificity, and disclose that any such reimbursement will be appropriately overseen by the Board.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis of the following information (designated pursuant to the same numbering system used in the Staff’s comment):

(i) The Fund has presented information in the fee table for Class R shares, purchasers of which must pay both selling commissions and dealer manager fees. Purchasers of the other two classes of shares will incur lower commissions and/or fees, but the Fund believes it may be misleading to present such lower fee information given that the Fund expects a significant majority of its investors to purchase Class R shares.

(iii) The Fund advises the Staff on a supplemental basis that the dollar amount to be included in footnote 1 to the Fees and Expenses tabular disclosure will reflect the amount of shares the Fund anticipates selling during the 12 months immediately following effectiveness of the Registration Statement.

(iv) The Fund confirms that the percentages in the fee table, including the management fee line item, are based on and computed as a percentage of expected average net assets.

COMPENSATION OF THE DEALER MANAGER AND THE INVESTMENT — ADVISER - Page 22

39.                               Add a column to the table that assumes that the minimum amount is raised in the offering.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

40.                               Revise the segment of the table captioned “Reimbursement to Our Investment Adviser” so as to include the information disclosed on page SAI-3 to the effect that: “There will be no liability on our part for the offering or organization costs funded by our Adviser until we have met the minimum offering requirement.  At such time, our Adviser will be entitled to receive up to 5% of the gross proceeds raised from outside investors until all offering costs and organization costs funded by our Adviser or its affiliates have been recovered.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

41.                               Explain more fully to the staff the operation of the policy covered by the following disclosure under the segment of the table captioned “Investment Adviser Fees”:  “The base management fee may or may not be taken in whole or in part at the discretion of our Adviser.  All or any part of the base management fee not taken as to any quarter shall be deferred without interest and may be taken in any such other quarter as our Adviser shall determine.” The policy appears to be an expense deferral allowing the adviser to recoup waived fees without imposing any limits on the length of the waiver.  Please explain to the staff whether deferral of the fee means that the fee is not recorded as a current expense.

Further, add disclosure of this feature to footnote 5 of the fee table.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that all management fees, whether or not deferred by the Adviser, are recorded as current expenses on the Fund’s Statement of Operations.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING —

What is the experience of our Adviser? - Page 25

42.                               Revise the Q&A that states the following so as to disclose the adviser’s experience, and if limited, appropriate risk disclosure: “Our Adviser’s professionals have significant experience across private lending and private equity investing, including experience advising and managing a business development company through Prospect Capital Management’s management agreement with Prospect Capital Corporation.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

What is the difference between the classes of shares being offered? - Page 26

43.                               The penultimate sentence of this Q&A states that: “If you are eligible to purchase multiple classes of shares, you should consider, among other things, the amount of your investment, the length of time you intend to hold the shares, the selling commission and fees attributable to each class of shares.”  Please explain to the staff why a holding period reference is included in this discussion, given that the Fund is not redeemable and in the absence of a market for Fund shares.  In addition, disclose that if you are eligible to purchase multiple classes of shares, your broker must generally sell you the least expensive class of shares that are suitable for you.

Response:  The Fund has revised the above-referenced disclosure in response to the Staff’s comment.  In addition, the Fund advises the Staff on a supplemental basis that it does not believe it would be appropriate for the Fund to make specific representations in a document for which it has liability under the Securities Act regarding the required actions of brokers with which the Fund is not affiliated, and over which the Fund has no actual or implicit control.

Will the distributions I receive be taxable? - Page 27

44.                               The last two sentences of this Q&A discuss return of capital distributions.  Disclose that these special share distributions will be appropriately identified as returns of capital.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Will I be notified on how my investment is doing? - Page 28

45.                               This Q&A refers investors to the financial statements and other information to be filed with the Commission.  Because there will be no market for Fund shares, add disclosure to the effect that the net asset value disclosed in the financial statements included in the reports filed with the Commission should not be taken to mean that the values disclosed in these filings is what Fund shares would sell for if there was a market for such shares.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

RISK FACTORS

Risks Related to Our Business and Structure

Regulations governing our operation as a registered . . . - Page 37

46.                               Add the word “common” to the last clause of the second sentence of the first full paragraph, as indicated:  “. . . and our common stockholders approve such sale.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Risks Related to an Investment in Our Shares

Investors will not know the purchase price per share at the time . . . - Page 38

47.                               The last sentence of this sub-captioned discusses the situation whereby the board determines not to adjust the offering price following a deemed temporary decrease in Fund net asset value, which will result in purchases at prices reflecting a premium to the Fund’s net asset value per share of greater than 5%.  Please explain whether the decrease in net asset value, in conjunction with an unadjusted sales price, constitutes material information.  Why is such information unavailable before purchase when it appears the Fund might be charging a material premium over its next calculated net asset value?

Response: The Fund advises the Staff on a supplemental basis that it intends to file a prospectus supplement to reflect any material change in its net asset value, regardless of whether or not the Fund’s board of directors opts to adjust the Fund’s offering price per share.

Risks Related to an Investment in Our Shares

This is a “best efforts” offering, and if . . .

48.                               The second sentence states that: “Even though we have established a minimum size of our offering necessary for us to release funds from the escrow account and utilize subscription funds, such amount will not, by itself, be sufficient for us to purchase a relatively diversified portfolio of investments.” Explain to the staff the considerations and determinations made by the board to proceed with the Fund under these circumstances.  See related comment 9 above.

Response: The Fund advises the Staff on a supplemental basis that the Fund’s board of directors has determined that the minimum offering size will provide the Fund with an amount of assets that will permit the Fund to begin making investments in accordance with its investment objective and strategies described in the prospectus, as well as build an investment portfolio that meets the asset diversification requirements necessary to be treated as a regulated  investment company under Subchapter M of the Internal Revenue Code. Also, the Fund’s board of directors believes that the stockholders of the Fund will desire the Fund to begin making investments, and generating investment income, as soon as practicable after such stockholders make an investment in the Fund. As a result, the Fund’s board of directors has determined to break escrow and begin investment operations upon meeting the minimum offering size.

We are not obligated to complete a liquidity event by a specified date . . . - Page 39

49.                               The second paragraph under this caption appears to repeat large portions of the disclosure under the sub-caption “The shares sold in this offering will not be listed . . .” in the first paragraph at the top of page 39.  Please delete the redundant disclosure.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Because the dealer manager is an affiliate of our Adviser ... - Page 40

50.                               Disclosure hereunder discusses the risk for shareholders due to the affiliation between the dealer manager and the adviser.  Disclose whether the legal obligation of the dealer manager is changed because it is an affiliate or whether this is an acknowledgement of the inherent conflict because it is an affiliate of the adviser.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Beginning with the first calendar quarter following the one-year. . . - Page 41

51.                               Revise this disclosure so as to present the following sentence in bold, or use some other method to make the disclosure prominent: “Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Investors in this offering will incur dilution - Page 42

52.                               Disclosure under this sub-caption discusses the immediate dilution to be suffered by shareholders in the initial offering assuming the maximum number of shares is sold.  Revise the disclosure to include representations based on the minimum number of shares sold in the offering.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Certain provisions of our charter and bylaws . . . - Page 43

53.                               Disclosure in the second paragraph states that the board, without shareholder approval, may issue shares in one or more classes or series.  Disclosure in the SAI, at page SAI-8 in discussing statutory requirements states that the Fund is prohibited from issuing senior securities if it would thereafter have outstanding more than one class of senior debt or equity.  Reconcile these statements.  In this connection, see our earlier comment (comment 16) regarding cover page disclosure concerning the Fund’s three classes.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Fund respectfully refers the Staff to its response to comment 16 above.

Risks Related to Our Investments

Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments - Page 48

54.                               If the Fund’s foreign investments will entail emerging markets risks, add appropriate disclosure.  Later foreign investing disclosure, at page 71, in the section of the prospectus having to do with strategy, also discusses the risks of investing in foreign securities.  Reformat these sections such that risks and strategies are discussed under appropriate captions.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. The Fund advises the Staff on a supplemental basis that it does not currently expect foreign investments to comprise a material portion of its portfolio.

We may enter into total return swap agreements or other derivative transactions which expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage

55.                               Disclosure under this sub-caption indicates that the Fund may engage in transactions involving total return swaps.  When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets.  See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Fund acknowledges the Staff’s comment.

Risk Related to Our Investments in Energy Companies

A significant accident or event that is not fully insured could adversely affect the operations and financial condition of Energy companies in which we may invest — Page 53

56.                               Revise this disclosure to more fully convey the scope and magnitude of adverse events that may occur in the energy industry; e.g., the disclosure should more clearly convey the possibility of events such as the West Virginia coal mine tragedy or the BP oil rig explosion, fire and massive spill.  In addition, at an appropriate location in the filing provide the disclosure that may be appropriate under the Commission’s interpretive release regarding climate change, including any regulatory or physical impacts of global warming on portfolio companies.  See Securities Act of 1933 Release No. 9106 (December 16, 2009).

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Risks Related to Debt Financing

If we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us - Page 56

57.                               Revise the discussion under this sub-caption so as to explain the impact and risks of leverage with respect to the base management fee and the incentive fee.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS — Page 60

58.                               Disclosure in the last paragraph under this caption states that: “Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.”  Disclose that such statements will be updated for material changes while Fund shares are being sold.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

INVESTMENT OBJECTIVE AND STRATEGY — Investments - Page 67

59.                               Disclosure in the first sentence states that: “Our investments will range between approximately $3 million and $25 million each, although this investment size may vary proportionately as the size of our capital base changes.”  As noted earlier, disclosure like this should also indicate the Fund’s investment range assuming it commences operations after having raised the minimum amount in the offering.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Investment Types — Non-U.S. securities- Page 71

60.                               The first sentence states: “We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act.”  What are the statutory limits alluded to by the underlined disclosure?  Sources of Income.

Response: The Fund has removed the above-referenced disclosure in response to the Staff’s comment.

Sources of Income

61.                               Disclosure under this caption states that in addition to dividends, interest and capital gains, it may receive fees including one-time closing fees at the time each investment is made.  If the receipt of these fees may impair the Fund’s status as a regulated investment company under the Code, particularly if the Fund commences operations after raising the minimum offering amount, add appropriate risk disclosure.

Response: The Fund advises the Staff on a supplemental basis that it expects such fees to generally be closely tied to the making of a particular investment, and accordingly to be structured so as to qualify as “good” income for regulated investment company purposes under the Code.

Risk Management

62.                               The third bullet indicates that the Fund will make investments in companies with different types of “collateral.”  Arguably, the collateral referred to is collateral that has been posted with the Fund by portfolio companies.  Disclose the amount, type, management of, accounting for, and valuation of collateral received and maintained by the Fund.

Response: The Fund has removed the above-referenced disclosure in response to the Staff’s comment.

Potential Competitive Strengths

Our Adviser’s transaction sourcing capability - Page 75

63.                               Disclosure in this paragraph includes a cross reference to a discussion of investment constraints in the SAI.  Briefly summarize the constraints referenced in this disclosure and delete this cross reference, as well as a similar cross reference on page 77.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Operating and Regulatory Structure- Page 77

64.                               Disclosure in the last paragraph under this caption states that:  “The use of borrowed funds or the proceeds of preferred stock to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred stock would be borne by holders of our shares.”  Change the last word of the quote from “shares” to “common stock” and confirm that the substance of the highlighted disclosure appears in the summary.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment and confirms that the substance of the highlighted disclosure appears in the summary.

MANAGEMENT -Page 84

65.                               Disclosure in the first paragraph states that stockholders may remove directors by a two thirds vote.  Please indicate whether, in connection with the removal of directors, the Fund will render assistance to shareholders similar to that discussed in §16(c) of the Investment Company Act of 1940?

Response: The Fund advises the Staff on a supplemental basis that the Fund is structured as a corporation, rather than as a common law trust.  As a result, the Fund does not believe that Section 16(c) of the 1940 Act is technically applicable to the Fund.

Committees of our Board of Directors

Nominating and Corporate Governance Committee - Page 92

66.                               Add a statement to this discussion designating the members of the committee that are interested or independent.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

INVESTMENT ADVISORY AGREEMENT

Overview of Our Adviser

Subordinated Incentive Fee - Page 99

67.                               As here disclosed, the adviser may receive an incentive fee payable quarterly in arrears out of the Fund’s net investment income.  The goal of the fee is to pay the adviser 20% of the Fund’s net investment income.  The fee is structured so as to pay no incentive fee below the 1.5% quarterly hurdle rate, to pay all net investment income to the adviser when Fund income is above the hurdle rate but below 1.87% of the value of the Fund’s net assets, and 20% of net investment income when Fund quarterly income is beyond 1.87%.  When Fund income lands between the hurdle rate and 1.87% for the quarter, that situation is referred to as the catch-up provision.  As regards this structure, explain to the staff whether the structure or design of the fee is new or is based on a model used by other funds, whether it is possible for the Fund’s income to hit the catch-up range at the end of all four quarters of a calendar year, and what consideration, if any, was given to this possibility by the board.  Add a fourth scenario to the three example scenarios that reflects this possibility.

Response: The Fund advises the Staff on a supplemental basis that its incentive fee structure, including the quarterly hurdle rate and “catch-up” feature, was intended to track similar provisions included in investment advisory agreements entered into by business development companies, which have operational models similar to the Fund. The Fund’s board of directors understands that the quarterly hurdle rate may be exceeded in all four quarters of a calendar year, and such a quarterly example is shown in Scenario 3.

DESCRIPTION OF OUR SECURITIES

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

68.                               Add disclosure which confirms that in the following circumstances, among others, the Fund will follow Commission policy regarding any request to hold harmless or indemnify any person as permitted under §§17(h) and (i) of the 1940 Act: i) where liability has not been adjudicated, ii) where the matter has been settled, or iii) in situations involving an advancement of attorney’s fees or other expenses.  See Investment Company Act Release No. 11330 (September 2, 1980).

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals — Page 110

69.                               With respect to the requirement for shareholders to provide advance notice, disclose the time requirement applicable to the requirement to give notice.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Control Share Acquisitions - Page 112

70.                               Disclosure in the last paragraph states that:  “we will adopt a resolution and amend our bylaws to be subject to the Control Share Act only if our Board of Directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act.”  Recently, we have taken the position that it would be inconsistent with §18(i) of the 1940 Act for a closed-end fund organized as Maryland corporation to opt-in to provisions of the Maryland Control Shares Acquisition Act (Md. Code Ann., Corps. & Assns. §§ 3-701 et seq.).  See Boulder Total Return Fund, Inc. (SEC No-action (SEC No-action Letter pub. avail. Nov. 15, 2010) http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn11510.htm).  Please confirm to us that the Fund, which is organized as a Maryland corporation, will not opt-in to the Maryland Control Shares Acquisition Act.

Response: The Fund confirms to the Staff that it will not opt-in to the Maryland Control Shares Acquisition Act absent a change in the Staff’s position with respect to the treatment of that provision under the 1940 Act.

PLAN OF DISTRIBUTION

General - Page 122

71.                               The third and fourth paragraphs discuss the process for releasing funds from escrow and acceptance of those funds by the Fund, and the process of accepting subscriptions.  The process of acceptance and admittance into the Fund may take up to 45 days from the date the funds are released to the Fund from escrow.  Please explain to the staff the reason for the delay.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Statement of Additional Information

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS Page SAI-3

72.                               Explain to the staff the meaning of the following sentence, particularly the underlined clause:  “Prior to the occurrence of a liquidity event, all future transactions with affiliates of ours shall be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of our directors, including a majority of our independent directors.”

Response: The Fund has removed the term “future” in response to the Staff’s comment.

REGULATION - Page SAI-8

73.                               Revise the second and third bullets so as to reflect, if accurate, that the policies referred to in the prospectus are set forth in both the prospectus and SAI.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

74.                               Delete the following sentence from this page and page SAI-12:  “We will be periodically examined by the SEC for compliance with the 1940 Act.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Fundamental Investment Policies - Page SAI-9

75.                               Reformat the second paragraph to present the Fund’s fundamental policies in a list format.  In addition, add policies on the following topics to that list:  concentration, borrowing and the issuance of senior securities.  Delete the clause of the third sentence that states that the Fund does not have a concentration policy.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that the fundamental policies disclosed in the Registration Statement are the Fund’s only fundamental policies, and respectfully refers the Staff to its response to comment 21 above.

Part C - Signatures

76.                               The power of attorney pursuant to which directors and officers may sign the filing states that the attorney is empowered to sign “a Registration Statement on Form N-2 of the Company, including any pre-effective amendments and/or any post-effective amendments thereto and any subsequent Registration Statement of the Company pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the “1933 Act”), and any other filings in connection therewith.  Reconcile this power, particularly the highlighted portions thereof, with Rule 483(b) under the Securities Act, which states that the power “shall relate to a specific filing.”

Response: The Fund respectfully refers the Staff to the final sentence under Rule 483(b), which states that a power of attorney shall relate to “a specific filing, an amendment thereto, or a related registration  statement that is to be effective upon filing pursuant to Rule 462(b)[emphasis added].”  The Fund acknowledges that the scope of filings covered by the above-referenced power-of-attorney would be limited to those specified under Rule 483(b), which would include both pre- and post-effective amendments to the Registration Statement, as well as any subsequent registration statement filed by the Fund pursuant to Rule 462(b) and pertaining to the Registration Statement.

77.                               The last page of the filing appears to be some type of table of content for the entire filing.  Please delete this page.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

*       *       *       *       *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                M. Grier Eliasek, Prospect Capital Management LLC

Stanton Eigenbrodt, Behringer Harvard Holdings, LLC